YOGA ed.

EVIDENCE-BASED ONLINE PROGRAMS THAT IMPROVE PHYSICAL & MENTAL HEALTH WORLDWIDE

PITCH DECK 2021

THE KIDS ARE NOT ALRIGHT.

THE PANDEMIC HAS EXPOSED AND EXACERBATED EXISTING MENTAL HEALTH CHALLENGES.

- Nearly 50% of children have experienced one or more Adverse Childhood Experience before the age of 12

- Rates of depression and anxiety in youth have increased steadily over time [1]

A MENTAL HEALTH CRISIS IS NOW EMERGING.

- Isolation can be traumatizing: 25% of isolated children and adults experience PTSD [2]

- Early surveys find a rise in stress and behavior challenges in children: 68% of parents report an increase in stress, 33% report an increase in fussiness or disruptive behavior [3]

COVID-19 WILL PASS, BUT THE MENTAL HEALTH EFFECTS WILL RIPPLE OUT FOR YEARS TO COME.

WE HELP PEOPLE FEEL BETTER.



Improve Physical & Mental Health for All Ages. We support lifelong health outcomes with trauma-informed yoga and mindfulness training, classes, & resources.



We Make Health & Wellness Accessible for Everyone. We share tools that can be done with any body, no prior experience, crystals, kale, or yoga pants required.



Anytime, Anywhere. At home, in the office, on the train, in the car, on a walk… learn with Yoga Ed. where you learn best.



We Meet You Where You're At. Educational opportunities whether you have 1 minute or 6 months, $0 or $750.

THIS IS HOW WE DO IT.



DO IT YOURSELF

Online trainings that teach people how to teach yoga & mindfulness to children at their own pace from the comfort of home.

+ Robust course material, including engaging video lectures, curriculum, 24+ premade lesson plans, worksheets

+ Live weekly check-ins with experienced instructors to dive deeper and answer questions



WE DO IT FOR YOU

On-demand yoga and mindfulness classes designed to improve health outcomes of children (and adults!).

+ 400+ classes available on-demand, new classes added regularly

+ 1-30 minute long classes

+ Suitable for all ages (ages 3 to 18+)

BECAUSE PEOPLE TRUST US.

20
YEARS OLD

With 20 years of experience, Yoga Ed. is well-positioned to support our customers and address challenges that youth are experiencing in a safe, appropriate, and effective way.

5
YEARS ONLINE

We've been online for 5 years, working out the kinks for a seamless learning experience across all ages. As a result, we have a 97-100% customer satisfaction rate and completion rate 4x the e-learning industry average.

4
PUBLISHED STUDIES

Research from 4 universities – Harvard, Tulane, Cal State, & the Charter College of Education – finds Yoga Ed. improves symptoms of anxiety, focus and attention, physical fitness, and plays a protective role in mental health. [4-7]

4
CREDENTIALS

We're not just a 'nice to have' – we're credentialed by NYC DOE, Loyola Marymount University, Yoga Alliance, and Child Life to count towards continuing education requirements for educators and licensed professionals.

AT THE INTERSECTION OF RAPIDLY GROWING MARKETS.



PARENTING
$1T/YEAR [11]

Mothers have $2.4T spending power in the U.S. Millennial moms are driving growth in community, support, and services for parents.



ONLINE EDUCATION
$171B/YEAR
CAGR 10.85% [8]

Fueled by global growth and shifts in behavior due to pandemic lockdown.



BEHAVIORAL HEALTH
$146B/YEAR
CAGR 3.4% [9]

Largest growth segments are in digital/online software mental health services.



YOGA
$130B/YEAR
CAGR 11.7%

People spend a lot on yoga – the average yogi spends $62K on yoga over a lifetime. [10]

OUR GROWTH IS SKYROCKETING.

YOGA ED. GROSS REVENUE



YOGA ED. COMMUNITY ENGAGEMENT



DESIGNED AND READY FOR SCALE.

1. Digital Demand Generation.

2. Delight Individuals with Life-Changing Education.

3. Identify Opportunities to Scale Impact (AKA Identify B2B Warm Leads).

4. Work with Organizations to Build Capacity.

5. Community Members Enroll in Life-Changing Education.

    

Yoga Ed. pops up on Tori's Instagram feed. Tori is a Director of Social Emotional Learning at Mountain View School District and wants to spend $300 on professional development now. She signs up for a Yoga Ed. training.

Tori has a profound experience on our online training with course instructor Megan that fundamentally transforms her work and her life. She is excited and motivated, and shares about Yoga Ed. with her friends, online and in-person.

Yoga Ed. connects with Tori to explore opportunities to bring Yoga Ed. to her school. Tori loves the idea of a Mindful Movement Program for Mountain View School District.

Tori funds 50 social workers from Mountain View School District to take Yoga Ed.'s course. Now, 50 social workers and the 20K kids they work with have resources to improve mental and physical health.

Inspired by all the buzz in Mountain View School District about Yoga Ed., educators and parents from the community and surrounding schools enroll in Yoga Ed. trainings.

COMPETITION.

Feature	Yoga Ed.	Go Noodle	Headspace	Stop, Breathe & Think (MyLife)	Glo
Youth-Focused Offering	✓	✓	✓	✓	✓
Evidence-Based	✓		✓	✓	
B2B	✓	✓	✓	✓	
CEU Qualified	✓				✓
Online Courses & Workshops	✓				✓
App-Based		✓	✓	✓	
Credentialed Curriculum	✓				
Online Training	✓				

SHE / HE / THEY SAID.



"I'm so grateful for this course and for having such amazing teachers. It's pushing me to research and read a lot. I've even changed the way I used to "behave" with some of my patients and I've already seen a huge difference, in a positive way. One of my patients who has been struggling with stuttering since the explosion [in Beirut], has shown major improvements. Another one who has dyslexia & anxiety that also got worst after the blast, is dealing much better with her symptoms. Thank you one more time!"

**JOANNE A.,
CLINICAL THERAPIST**





"You guys are the cat's pajamas! This course is so thoughtful & well organized, and somehow via Zoom, you are all able to exude warmth and humor! Thank you for a superb experience!"

KIM T., TEACHER





"Yoga Ed. is by far the very best source for teaching yoga in schools, the most pedagogically enriching experience, and Yoga Ed. courses provide THE most directly implementable content. I am sharing that discovery with all my coworkers!"



SOPHIE M., EDUCATOR

THE TIME IS NOW.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

- Raising $1M

- $7M valuation cap with a 10% discount

- $100 minimum investment

- Additional early bird discounts available

- All capital taken via www.wefunder.com/yoga.ed



KICKING IT INTO HIGH GEAR.



We'll use funds to grow revenues by 4x by 2023 by focusing on these key aspects of Yoga Ed.:

- **Content production** – video, digital, toolkits, and workshops with a focus on chair yoga, trauma-informed courses, and accessible content.

- **Scaling B2C sales and marketing** – refining our strategy and optimizing our ad spend by building the team to analyze the data and respond immediately to our customers.

- **Scaling education team** – building capacity for more courses and more cohorts as our number of students grows.

- **Building B2B pilot sales team** – creating a dedicated team to scale Yoga Ed. through organizational deals and strategic partnerships. This is a large initiative, which could potentially require another round of funding to fully realize and reach each scale.

MAMAS MEAN BUSINESS.



BRYNNE CALEDA
CEO

3x founder with 15 years experience as a yoga and education entrepreneur from the local to the global scale. Brynne bought and re-envisioned Yoga Ed. in 2013, transitioning it from physical to online. M.Ed from University of Hawaii Manoa.



JULIA BOND
CRO

Growth hacker & 8-year entrepreneur leveraging digital demand to deliver rapid revenue growth and global impact. Full-stack developer. B.Sc. from Brown University in Human Biology: The Brain & Behavior.

READY TO INVEST?

www.wefunder.com/yoga.ed

GOT QUESTIONS?

brynne@yogaed.com

ENDNOTES

1. Adverse Childhood Experiences (ACEs), Centers for Disease Control and Prevention

2. Posttraumatic stress disorder in parents and youth after health-related disasters, PubMed

3. The Next Pandemic: Mental Health, EdSurge

4. Effect of mindfulness and yoga on quality of life for elementary school students and teachers: results of a randomized controlled school-based study, Psychology Research and Behavior Management

5. Perceived Benefits of Incorporating Yoga into Classroom Teaching: Assessment of the Effects of "Yoga Tools for Teachers," Advances in Physical Education

6. Evaluation of the mental health benefits of yoga in a secondary school: a preliminary randomized controlled trial, The Journal of Behavioral Health Services & Research

7. A Study of the Yoga Ed Program at The Accelerated School, California State University

8. Online Learning Market Size is Projected to Grow CAGR 10.85% by 2025 – Valuates Reports

9. Global Behavioral Health Services Market Research Report – Market Research Future

10. Yoga Industry Growth, Market Trends & Analysis 2020 – Wellness Creative Co.

11. What is the Market Size of the Parenting Industry and How is the Market Divided? – Wonder